UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 PlanetCAD Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                           847246 10 5 (Common Stock)
                                 (CUSIP Number)

        Dassault Systemes S.A.                           Dassault Systemes Corp.
         Thibault de Tersant                               Thibault de Tersant
       Executive Vice President                                 Secretary
       Finance & Administration                          9, Quai Marcel Dassault
       9, Quai Marcel Dassault                               92150 Suresnes
            92150 Suresnes                                       France
                France                                     (33-1) 40-99-40-99
          (33-1) 40-99-40-99


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                November 14, 2000
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 9

CUSIP No.

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Dassault Systemes S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)        [  ]                            (b)     [  ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).    [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.          Number of Shares     Sole Voting Power
           Beneficially Owned
                   By            0
                  Each
            Reporting Person
                  With
--------------------------------------------------------------------------------
8.                               Shared Voting Power

                                 1,004,831
--------------------------------------------------------------------------------
9.                               Sole Dispositive Power

                                 0
--------------------------------------------------------------------------------
10.                              Shared Dispositive Power

                                 1,004,831
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,004,831
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

          [  ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)  7.96%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     2 of 9

CUSIP No.  62940710

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Dassault Systemes Corp.
          IRS Identification Number: 56-2134413
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)        [  ]                            (b)     [  ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).    [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
7.          Number of Shares     Sole Voting Power
           Beneficially Owned
                   By            0
                  Each
            Reporting Person
                  With
--------------------------------------------------------------------------------
8.                               Shared Voting Power

                                 1,004,831
--------------------------------------------------------------------------------
9.                               Sole Dispositive Power

                                 0
--------------------------------------------------------------------------------
10.                              Shared Dispositive Power

                                 1,004,831
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,004,831
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

          [  ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)  7.96%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     3 of 9

Item 1.           Security and Issuer

                  The class of equity securities to which this joint statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock") of PlanetCAD, a Delaware corporation with its principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301 (the "Issuer").

Item 2.           Identity and Background

                  The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.       a.       Dassault Systemes S.A. ("Dassault"), a societe anonyme
                  organized under the laws of France.

         b.       9, quai Marcel Dassault, 92150 Suresnes, France.

         c.       Dassault's principal business is developing software.

         d. During the last five years, Dassault has not been convicted in any criminal proceeding.

         e. During the last five years, Dassault has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information regarding the directors and executive officers of Dassault is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of Dassault are citizens of France. During the last five years, to the best of the knowledge of Dassault, no person named on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       a.       Dassault Systemes Corp. ("DS Corp.") a corporation organized under the laws of Delaware.

         b.       9, quai Marcel Dassault, 92150 Suresnes, France.

         c. DS Corp. is a holding corporation and does not have as such any business activity.

         d. During the last five years, DS Corp. has not been convicted in any criminal proceeding.

         e. During the last five years, DS Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future


                                     4 of 9
                  violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  DS Corp. is a wholly-owned subsidiary of Dassault. Information regarding the directors of DS Corp. is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. All of the directors of DS Corp. are citizens of France. DS Corp. is a wholly owned subsidiary of Dassault and has no operations. During the last five years, to the best of the knowledge of DS Corp., no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  On November 14, 2000, DS Corp. purchased 555,556 shares of Common Stock pursuant to a share purchase agreement by and among the Issuer and DS Corp. dated as of such date (the "Share Purchase Agreement"), a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. Dassault paid the purchase price to the Issuer on behalf of DS Corp. from cash on hand. Pursuant to a purchase agreement, dated as of February 18, 2000, by and among the Issuer, DS Corp. and certain additional purchasers thereunder (the "Initial Share Purchase Agreement"), DS Corp. had previously purchased 275,362 shares of Common Stock and a warrant to purchase an additional 173,913 shares of Common Stock (the "Warrant Shares").

Item 4.           Purpose of Transaction

                  DS Corp. has entered into the Share Purchase Agreement and the Initial Share Purchase Agreement with the Issuer in order to participate and invest in the markets in which the Issuer operates and to invest into the Issuer. A wholly owned subsidiary of DS Corp. purchased from the Issuer certain assets on November 14, 2000, pursuant to the terms of a purchase agreement (as described in Item 6 hereof).

Item 5.           Interest in Securities of the Issuer

                  (a) Dassault and DS Corp. are the joint beneficial owners of 1,004,831 shares of Common Stock (including 173,913 Warrant Shares), representing 7.96% of the voting power of the outstanding Common Stock. The calculation of the foregoing percentage is based on 12,442,863, the number of shares of Common Stock outstanding as of November 17, 2000, as set forth in the Issuer's Form SB-2 Registration Statement filed with the Securities and Exchange Commission on November 21, 2000 (the "SB-2 Registration Statement").

                  (b) Dassault and DS Corp. have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of 1,004,831 shares of Common Stock.

                  (c) Except as described herein, there have been no transactions by Dassault or DS Corp. in securities of the Issuer during the past sixty days.


                                     5 of 9

                  (d) No one other than Dassault and DS Corp. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (including the Warrant Shares) purchased by DS Corp.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

The Initial Share Purchase Agreement.

                  On February 22, 2000, pursuant to the Initial Share Purchase Agreement, DS Corp. purchased 275,362 shares of Common Stock and a warrant to purchase an additional 173,913 additional shares of Common Stock for aggregate consideration of $1,000,0000. The exercise price per Warrant Share is equal to $6.50. In connection with the Initial Share Purchase Agreement, DS Corp., the Issuer and the additional purchasers under the Initial Share Purchase Agreement entered into a registration rights agreement whereby the Issuer agreed to register the shares purchased pursuant to the Initial Share Purchase Agreement under the Securities Act of 1933, as amended, and the rules and regulations thereunder. In connection therewith the Issuer filed the SB-2 Registration Statement.

The Share Purchase Agreement

                  On November 14, 2000, the Issuer and DS Corp. entered into the Share Purchase Agreement and purchased an additional 555,556 shares of Common Stock for aggregate consideration of $2,000,0000. The Share Purchase Agreement contains a standstill provision pursuant to which DS Corp. is, during a period of one year following the closing of the Stock Purchase Agreement, to refrain from purchasing additional shares of Common Stock without the prior approval of the board of directors of the Issuer.

The Purchase Agreement

                  On July 4, 2000, DS Corp., the Issuer and Spatial Components, LLC, a wholly owned subsidiary of the Issuer, entered into a purchase agreement pursuant to which the Issuer was to sell to DS Corp., or an affiliate thereof, its components business (the "Purchase Agreement"). The Purchase Agreement was amended on September 2, 2000, to provide for registration rights similar to those provided for in connection with the Initial Share Purchase Agreement. A copy of the Purchase Agreement and of the amendment are attached hereto as
Exhibit 2 and are incorporated herein by reference. The shares purchased pursuant to the Share Purchase Agreement, were included in the SB-2 Registration Statement. The transactions contemplated by the Purchase Agreement closed on November 14, 2000.


                                     6 of 9

Item 7.           Material to be Filed as Exhibits

         Exhibit 1         The Share Purchase Agreement

         Exhibit 2         The Purchase Agreement, as amended.

         Exhibit 3         The Joint Filing Agreement

All material to be filed as exhibits to this Schedule 13D are attached hereto.


                                     7 of 9

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  December 14, 2000

                                           Dassault Systemes S.A.


                                           By:    /s/ Thibault de Tersant
                                               ---------------------------------
                                               Name:  Thibault Tersant
                                               Title: Executive Vice-President
                                                      Finance & Administration



                                     8 of 9

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  December 14, 20000

                                           Dassault Systemes Corp.


                                           By:    /s/ Thibault de Tersant
                                              ----------------------------------
                                               Name:  Thibault de Tersant
                                               Title: Secretary



                                     9 of 9

                                                                      Schedule I

Directors and Executive Officers of Dassault Systemes S.A.

1.       Board of Directors
         ------------------
         Charles Edelstenne                                     Francis Bernard
         Chairman and Chief Executive                           Executive committee Advisor
           Officer                                                for Dassault Systemes S.A.
         Dassault Systemes S.A.                                 Dassault Systemes S.A.
         9, Quai Marcel Dassault                                9, Quai Marcel Dassault
         92150 Suresnes                                         92150 Suresnes
         France                                                 France

         Paul Brown (1)                                         Bernard Charles
         Chairman of the Department of                          President
           Accounting, Taxation, and Business Law               Dassault Systemes S.A.
         New York University                                    9, Quai Marcel Dassault
         Leonard N. Stern School of Business                    92150 Suresnes
         40 West 4th Street, Tisch 431                          France
         New York, NY 10012 (USA)

         Laurent Dassault                                       Christian Decaix
         General Manager of Dassault                            Executive Vice President Social
           Investissements                                        and Industrial Operations of
         Dassault Investissements                                 Dassault Aviation
         9 Rond-Point des Champs-Elysees - Marcel               Dassault Aviation
         Dassault                                               9 Rond-Point des Champs-
         75008 Paris                                            Elysees - Marcel Dassault
         France                                                 75008 Paris
                                                                France

         Jacques-Louis Lions                                    Loik Segalen
         Professeur, College de France                          Vice President
         Dassault Aviation                                       Economic and Financial
         9 Rond-Point des Champs-Elysees - Marcel                Affairs of Dassault Aviation
         Dassault                                               Dassault Aviation
         75008 Paris                                            9 Rond-Point des Champs-Elysees -
         France                                                 Marcel Dassault
                                                                75008 Paris
                                                                France

--------

(1)   Mr. Brown is a citizen of the U.S.A.

         Thibault de Tersant
         Executive Vice President
           Finance and Administration
         Dassault Systemes S.A.
         9, Quai Marcel Dassault
         92150 Suresnes
         France

2.       Executive Directors
         -------------------

         Charles Edelstenne                                     Bernard Charles
         Chairman and Chief Executive                           President
           Officer                                              Dassault Systemes S.A.
         Dassault Systemes S.A.                                 9, Quai Marcel Dassault
         9, Quai Marcel Dassault                                92150 Suresnes
         92150 Suresnes                                         France
         France

         Thibault de Tersant                                    Etienne Droit
         Executive Vice President                               Sales and Marketing for the Digital
           Finance and Administration                             Enterprise
         Dassault Systemes S.A.                                 Dassault Systemes S.A.
         9, Quai Marcel Dassault                                9, Quai Marcel Dassault
         92150 Suresnes                                         92150 Suresnes
         France                                                 France

         Bruno Latchague                                        Dominique Florack
         Executive Vice President                               Executive Vice President
           Research and Development                               Research and Development
         Dassault Systemes S.A.                                 Dassault Systemes S.A.
         9, Quai Marcel Dassault                                9, Quai Marcel Dassault
         92150 Suresnes                                         92150 Suresnes
         France                                                 France

         Philippe Forestier                                     Mike Payne (3)
         Executive Vice President                               Executive Vice President of Technology
           Sales and Marketing for SME                          Dassault Systemes S.A.
         Dassault Systemes S.A.                                 9, Quai Marcel Dassault
         9, Quai Marcel Dassault                                92150 Suresnes
         92150 Suresnes                                         France
         France

         Jon Hirschtick (2)                                     Joel Lemke (2)
         Chief Executive Office of                              Chief Executive Office of Enovia
           SolidWorks                                           Enovia Corp.
         SolidWorks Corporation                                 10926 David Taylor Drive, Suite 300
         300 Baker Avenue Ext.                                  University Research Park
         Concord, MA 01742 (USA)                                Two Resource Square
                                                                Charlotte, NC 28262 (USA)

--------

(2)   Messrs. Hirschtick and Lemke are citizens of the U.S.A.

(3)   Mr. Payne is a citizen of the United Kingdom and the U.S.A.

                                                                     Schedule II

Directors and officers of Dassault Systemes Corp.
-------------------------------------------------

1.       Board of Directors
         ------------------
         Charles Edelstenne                                     Bernard Charles
         Chairman and Chief Executive                           President
           Officer                                              Dassault Systemes S.A.
         Dassault Systemes S.A.                                 9, Quai Marcel Dassault
         9, Quai Marcel Dassault                                92150 Suresnes
         92150 Suresnes                                         France
         France

         Thibault de Tersant
         Executive Vice President
           Finance and Administration
         Dassault Systemes S.A.
         9, Quai Marcel Dassault
         92150 Suresnes
         France


2.       Executive Directors
         -------------------

         Charles Edelstenne                                     Thibault de Tersant
         Chairman and Chief Executive                           Executive Vice President
           Officer                                                Finance and Administration
         Dassault Systemes S.A.                                 Dassault Systemes S.A.
         9, Quai Marcel Dassault                                9, Quai Marcel Dassault
         92150 Suresnes                                         92150 Suresnes
         France                                                 France